                                                                                                                                    P.O. Box 2600

                                                                                                                                    Valley Forge , PA 19482-2600

                                                                                                                                    610-669-2689

                                                                                                                                    nathan_m_will@vanguard.com

October 5, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Malvern Funds

Dear Mr. Sandoe:

The following responds to your comments of September 27, 2010 on the post-effective amendment of the above-referenced registrant.  You commented on Post-Effective Amendment No. 40, which was filed on August 12, 2010 pursuant to Rule 485(a).

Comment 1:    Prospectus – Cover Page

Comment:         Please delete the name of the Vanguard U.S. Value Fund (the “Fund”) under “Investor Shares,” as it appears to be duplicative, and move the ticker symbol so that it appears next to the “Investor Shares” text.

Response:         We believe that the existing format complies with the requirements of Item 1(a)(2) of Form N-1A.  For this reason, we will retain the existing format

Comment 2:    Prospectus – Fund Summary – Primary Risks

Comment:         Unless the Fund is advised by or sold through an insured depository institution, delete the sentence stating that “an investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the [FDIC] or any other governmental agency.”

Response:         The Fund may be sold through depository institutions.  Therefore, we will retain this disclosure.

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Comment 3:    Prospectus – Fund Summary – Payments to Financial Intermediaries

Comment:         Please confirm whether any affiliates of the Fund or its investment advisor pay financial intermediaries for sales of Fund shares.

Response:         No affiliates or related companies of the Fund or its investment advisor pay financial intermediaries for sales of Fund shares.

Comment 4:    Prospectus – Financial Highlights

Comment:         Please clarify the statement that the information for each period in the financial highlights table through December 31, 2010 has been audited by an independent registered public accounting firm, rather than “derived from” such audited financial statements.

Response:         The information for each period in the table has been audited by an independent registered accounting firm.  We will revise the disclosure to reflect that the information for these periods was obtained from these audited financial statements.

Comment 5:    Statement of Additional Information – Fundamental Policies

Comment:         The second to last paragraph of the fundamental policies section states that “unless otherwise required by the 1940 Act, if a percentage restriction is adhered to at the time the investment is made, a later change in the percentage resulting from a change in the market value of assets will not constitute a violation of the restriction.”  Please modify the disclosure to note that a fund’s borrowing is an exception to the general rule stated above.

Response:         We have modified the disclosure as requested.

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Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2689 with any questions or comments regarding the above responses and explanations.

Sincerely,

Nathan Will

Associate Counsel

The Vanguard Group, Inc.

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